May 3, 2005

VIA EDGAR AND VIA HAND DELIVERY

Elaine Wolff, Special Counsel

Michael McTiernan, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	DiamondRock Hospitality Company

Registration Statement on Form S-11 Filed March 1, 2005

Registration No. 333-12305

Dear Ms. Wolff and Mr. McTiernan:

Reference is hereby made to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-11 (the “Registration Statement”) of DiamondRock Hospitality Company (the “Company”) filed with the Commission on March 1, 2005, as amended pursuant to Amendment No. 1 to the Registration Statement filed with the Commission on April 1, 2005, as set forth in your letter, dated April 12, 2005 (the “Comment Letter”), to Mr. William McCarten, Chairman of the Board and Chief Executive Officer of the Company. Reference is also made to the draft opinion of Goodwin Procter LLP (the “Opinion”) supplementally filed with the Commission as Annex A to the Company’s initial response letter filed with the Commission on April 1, 2005.

Pursuant to comment No. 20 of the Comment Letter, Goodwin Procter LLP hereby supplementally confirms to the Staff that it concurs with the Staff’s understanding that the reference and limitation to Maryland General Corporation Law set forth in the Opinion includes the statutory provisions and applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws.

If you should have any questions regarding this response to comment No. 20 of the Comment Letter, please do not hesitate to call Suzanne D. Lecaroz at (617) 570-1306.

Sincerely,

/s/ Goodwin Procter LLP

Goodwin Procter LLP

Securities and Exchange Commission

Enclosures

cc:	William W. McCarten

John L. Williams

Mark W. Brugger

Michael D. Schecter

Sean M. Mahoney

Gilbert G. Menna

David C. Wright

Cyane B. Crump

Richard Nadeau

Douglas Sweeney